Exhibit 99.1
Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information
In January 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment's other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,664.1 million face value of commercial mortgage-backed securities ("CMBS") financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

OPERATING RESULTS FOR CEOC
Overall CEOC Results
The following tables represent CEOC's Consolidated Condensed Balance Sheets as of March 31, 2013 and December 31, 2012 and its Consolidated Condensed Statements of Operations and Consolidated Condensed Statements of Cash Flows for the quarters ended March 31, 2013 and 2012.
On November 2, 2012, we sold the Harrah's St. Louis casino, in the fourth quarter 2012, we began discussions with interested investors regarding a sale of the subsidiaries that hold a land concession in Macau (the "Macau Subsidiaries") and in the first quarter 2013 we permanently closed our Alea Leeds casino in England. As a result of the above activities, the assets and liabilities of the Macau Subsidiaries are classified as held for sale as of March 31, 2013 and December 31, 2012, and the results of operations and cash flows of Harrah's Maryland Heights, LLC, owner of the Harrah's St. Louis casino, the Macau Subsidiaries, and the Alea Leeds casino are classified as discontinued operations for the quarters ended March 31, 2013 and 2012.

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)
(In millions)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$1,847.7	$1,547.5
Restricted cash	32.5	793.2
Receivables, net of allowance for doubtful accounts of $170.9 and $168.7	458.8	533.5
Deferred income taxes	154.1	94.0
Prepayments and other current assets	135.2	92.2
Inventories	37.5	38.8
Assets held for sale	5.2	5.1
Total current assets	2,671.0	3,104.3
Property and equipment, net	10,769.0	10,776.5
Goodwill	1,404.5	1,403.7
Intangible assets other than goodwill	3,316.9	3,362.3
Investments in and advances to non-consolidated affiliates	99.4	101.0
Restricted cash	238.6	307.4
Deferred charges and other	547.2	528.5
Assets held for sale	442.6	471.2
	$19,489.2	$20,054.9
Liabilities and Stockholder's Deficit
Current liabilities
Accounts payable	$287.0	$325.2
Interest payable	368.5	236.0
Accrued expenses	716.7	769.3
Current portion of long-term debt	139.5	876.3
Liabilities held for sale	3.5	3.8
Total current liabilities	1,515.2	2,210.6
Long-term debt	17,369.9	16,731.3
Notes payable to affiliate	485.4	516.4
Deferred credits and other	742.2	777.9
Deferred income taxes	2,517.8	2,724.6
Liabilities held for sale	49.7	52.1
	22,680.2	23,012.9
Total CEOC stockholder's deficit	(3,232.5)	(3,000.2)
Non-controlling interests	41.5	42.2
Total deficit	(3,191.0)	(2,958.0)
	$19,489.2	$20,054.9

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Statements of Operations
(Unaudited)
(In millions)

	Quarter Ended March 31,
	2013	2012
Revenues
Casino	$1,212.2	$1,316.9
Food and beverage	256.5	254.4
Rooms	182.9	191.2
Management fees	10.7	9.6
Other	167.1	126.3
Less: casino promotional allowances	(211.5)	(222.4)
Net revenues	1,617.9	1,676.0
Operating expenses
Direct
Casino	694.5	763.0
Food and beverage	105.9	101.3
Rooms	43.5	44.3
Property, general, administrative, and other	399.6	352.6
Depreciation and amortization	127.2	140.4
Write-downs, reserves, and project opening costs, net of recoveries	7.3	14.2
Intangible and tangible asset impairment charges	20.0	174.0
Loss on interests in non-consolidated affiliates	3.0	7.6
Corporate expense	32.1	44.3
Acquisition and integration costs	11.8	—
Amortization of intangible assets	23.0	24.1
Total operating expenses	1,467.9	1,665.8
Income from operations	150.0	10.2
Interest expense, net of interest capitalized	(553.5)	(538.5)
Loss on early extinguishments of debt	(36.7)	—
Other income, including interest income	3.8	7.7
Loss from continuing operations before income taxes	(436.4)	(520.6)
Benefit for income taxes	269.1	183.7
Loss from continuing operations, net of income taxes	(167.3)	(336.9)
Discontinued operations
(Loss)/income from discontinued operations	(43.8)	14.2
Benefit/(provision) for income taxes	2.8	(6.9)
(Loss)/income from discontinued operations, net of income taxes	(41.0)	7.3
Net loss	(208.3)	(329.6)
Less: net (income)/loss attributable to non-controlling interests	(2.5)	0.7
Net loss attributable to CEOC	$(210.8)	$(328.9)

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Statements of Cash Flows
(Unaudited)
(In millions)

	Quarter Ended March 31,
	2013	2012
Cash flows (used in)/provided by operating activities	$(112.9)	$54.0
Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(134.3)	(67.3)
Change in restricted cash	829.5	81.6
Investments in non-consolidated affiliates and other	(1.5)	(0.2)
Other	(1.9)	(1.4)
Cash flows provided by investing activities	691.8	12.7
Cash flows from financing activities
Proceeds from the issuance of long-term debt	1,589.5	1,643.6
Debt issuance costs and fees	(47.3)	(30.6)
Borrowings under lending agreements	—	453.0
Repayments under lending agreements	—	(608.0)
Cash paid for early extinguishments of debt	(1,784.2)	(1,325.5)
Scheduled debt retirements	(2.5)	(3.8)
Purchase of additional interests in subsidiary	—	(9.6)
Intercompany note borrowings, net of repayments	(31.0)	93.0
Other	(4.2)	(9.0)
Cash flows (used in)/provided by financing activities	(279.7)	203.1
Cash flows from discontinued operations
Net cash flows from operating activities	1.1	16.1
Net cash flows from investing activities	—	(0.2)
Net cash flows from financing activities	—	—
Cash flows provided by discontinued operations	1.1	15.9
Net increase in cash and cash equivalents	300.3	285.7
Change in cash classified as assets held for sale	(0.1)	1.0
Cash and cash equivalents, beginning of period	1,547.5	596.6
Cash and cash equivalents, end of period	$1,847.7	$883.3

REGIONAL AGGREGATION
The executive officers of the Company review operating results, assess performance, and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of the Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, the Company's casino properties (as of March 31, 2013 or otherwise noted below), have been grouped into seven regions as shown in the table below to facilitate discussion of the Company's operating results.

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah's New Orleans	Harrah's North Kansas City
Bally's Las Vegas	Bally's Atlantic City	Harrah's Louisiana Downs	Harrah's Council Bluffs
The Quad Resort & Casino	Caesars Atlantic City	Horseshoe Bossier City	Horseshoe Council Bluffs/Bluffs Run
Bill’s Gamblin’ Hall & Saloon (a)	Harrah's Philadelphia (b)	Grand Biloxi
Planet Hollywood Resort & Casino		Harrah's Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah's Reno	Harrah's Ak-Chin (d)
Harrah's Joliet (c)	Harrah's Lake Tahoe	Harrah's Cherokee (d)
Harrah's Metropolis	Harveys Lake Tahoe	Harrah's Rincon (d)
Horseshoe Hammond		Horseshoe Cleveland (e)
Horseshoe Cincinnati (e)
Conrad Punta del Este (f)
Caesars Windsor (g)
London Clubs International (h)
__________________

(a)
Bill's Gamblin' Hall & Saloon temporarily closed in early February 2013 to accommodate the renovations into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovated hotel, casino, and restaurant are expected to re-open as the Gansevoort Las Vegas in early 2014 and the dayclub/nightclub is expected to open in the first half of 2014.

(b)	We have a 99.5% ownership interest in and manage this property.

(c)	We have an 80% ownership interest in and manage this property.

(d)	Managed.

(e)	We manage this property and have a 20% interest in Rock Ohio Caesars, LLC, which owns this property.

(f)
We have an approximately 95% ownership interest in and manage this property. In November 2012, we entered into a definitive agreement with Enjoy to sell 45% of Baluma S.A., our subsidiary that owns and operates Conrad. Upon consummation of the transaction we will have an approximate 52% ownership in this property and will no longer manage the property.

(g)	We operate this property and the province of Ontario owns the complex through the Ontario Lottery and Gaming Corporation.

(h)	We own, operate, or manage nine casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino in South Africa.

CONSOLIDATED OPERATING RESULTS

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$1,212.2	$1,316.9	(8.0)%
Net revenues	1,617.9	1,676.0	(3.5)%
Income from operations	150.0	10.2	**
Loss from continuing operations, net of income taxes	(167.3)	(336.9)	50.3%
(Loss)/income from discontinued operations, net of income taxes	(41.0)	7.3	**
Net loss attributable to CEOC	(210.8)	(328.9)	35.9%
Operating margin*	9.3%	0.6%	8.7 pts
Net revenues, income from operations, and loss from continuing operations, net of income taxes for all periods presented in the table above exclude the results of the Harrah's St. Louis casino which was sold in November 2012, the results of Alea Leeds casino which was closed in March 2013 and the results of the subsidiaries that hold the Company's land concession in Macau, all of which are presented as discontinued operations.
__________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.

**	Not meaningful.
Quarter ended March 31, 2013 compared with March 31, 2012
Net revenues decreased $58.1 million and casino revenues declined $104.7 million in the first quarter 2013 compared to the very strong prior year quarter, as a result of declines in overall visitation to our properties, likely related to weakness in consumer sentiment, particularly among less affluent consumers.
Revenues dropped most significantly in the Atlantic City region due to continued competitive pressure in the region, weakness in the economic environment, and the slow recovery from Hurricane Sandy. In addition, revenues in Las Vegas were impacted by the continuing construction activity for Project Linq, including the ongoing renovation of The Quad Resort & Casino (the "Quad"), and the closure of Bill's Gamblin' Hall & Saloon ("Bill's) in February 2013 for renovation.
Revenues for the Company's Managed properties increased $60.7 million from the prior year quarter, mainly due to new managed projects, including Horseshoe Cleveland, which opened in May 2012, Horseshoe Cincinnati, which opened in March 2013, and the management company for Caesars Windsor, which the Company is now consolidating due to the fact that it increased its ownership from 50% to 100%.
First quarter 2013 income from operations increased $139.8 million compared to the first quarter 2012. The increase was primarily due to $174.0 million of tangible asset impairment charges in the first quarter 2012, compared to a $20.0 million intangible asset impairment charge in the first quarter 2013. Additionally, the first quarter 2012 benefited from a property tax refund of approximately $10 million and the receipt of business interruption insurance proceeds of approximately $7 million, both of which did not recur in 2013. Aside from these items affecting comparability, income from operations decreased due mainly to lower casino revenues, partially offset by decreases in variable property expenses associated with lower revenues, a $13.2 million decrease in depreciation expense resulting from assets that became fully depreciated early in the current quarter, a $12.2 million decrease in corporate expense due primarily to a reduction in stock-based compensation expense, and decreases in expenses resulting from our cost savings initiatives.
Net loss attributable to CEOC decreased $118.1 million, or 35.9%, in the first quarter 2013 from 2012. The decrease was due mainly to the $139.8 million increase in income from operations described above and a $85.4 million increase in the benefit for income taxes. Partially offsetting the impact of the above factors was a $15.0 million increase in interest expense, net of interest capitalized, a $48.3 million unfavorable change in the (loss)/income from discontinued operations, net of income taxes, partially as a result of the sale of the Harrah's St. Louis casino, and a $36.7 million loss on early extinguishments of debt recorded in the current quarter with no comparable amount in the prior year quarter, all of which are further described in "Other Factors Affecting Net Loss" that follow herein.
On a consolidated basis, first-quarter cash average daily room rates for 2013 remained flat from 2012 as lower rates caused by reduced business in Atlantic City and the change in the mix of group business in the Las Vegas region were offset by rate increases in the Louisiana/Mississippi and Other Nevada regions. Total occupancy percentage decreased 2.3 percentage points in the first quarter 2013 from 2012 due to declines in most of the U.S. regions but most significantly in Atlantic City.

REGIONAL OPERATING RESULTS
Las Vegas Region

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$219.0	$235.0	(6.8)%
Net revenues	413.4	421.3	(1.9)%
Income from operations	50.7	64.9	(21.9)%
Operating margin*	12.3%	15.4%	(3.1) pts
__________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
Net revenues decreased $7.9 million, or 1.9%, in the first quarter 2013 compared with the prior year quarter. Construction activities associated with Project Linq and activities associated with the renovations of the Quad and Bill's have unfavorably impacted the revenues in the region, as well as the comparison to a strong quarter in the prior year.
Casino revenues were down $16.0 million, or 6.8% due to an overall reduction in visitation to the region's properties.
Food and Beverage revenues increased $14.7 million, or 14.6%, due to the addition of several new restaurant offerings such as Bacchanal Buffet and Nobu at Caesars Palace and Gordon Ramsay-branded restaurants at Caesars Palace and Planet Hollywood.
Hotel revenues were down $2.9 million, or 2.7%, as a result of a decrease in occupancy of 1.3 percentage points driven mainly by the impact of the renovations of the Quad and Bill's and the Project Linq construction activities. Cash average daily room rates increased from $103 in 2012 to $104 in 2013.
Overall, property operating expenses in the region increased as a result of increased variable costs associated with higher Food and Beverage revenues and an increase in write-downs, reserves, and project opening costs, net of recoveries as a result of additional remediation costs in 2013 when compared with 2012. Partially offsetting these increases was a decrease in depreciation expense as a result of assets becoming fully depreciated early in the current quarter.
During 2012, we secured $185.0 million in financing to fund the complete renovation of Bill’s into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovation will include a complete remodeling of the guest rooms, casino floor, and common areas, the addition of a second floor restaurant, and the construction of an approximately 65,000 square foot rooftop pool and dayclub/nightclub. We will own the property and manage the casino, hotel, and food and beverage operations, and the dayclub/nightclub will be leased to a third party. Bill's temporarily closed in early February 2013 to accommodate these renovations. The renovated hotel, casino, and restaurant are expected to re-open as the Gansevoort Las Vegas in early 2014 and the dayclub/nightclub is expected to open in the first half of 2014. Through March 31, 2013, $4.6 million had been spent on this project, of which $1.6 million was spent in 2013.
During 2011, we commenced construction on Project Linq, a dining, entertainment, and retail development between the Flamingo casino and the Quad, on the east side of the Las Vegas Strip, which is scheduled to open in phases beginning in late 2013. Project Linq also includes the construction of a 550-foot observation wheel, the High Roller, which is expected to open in early 2014. Through March 31, 2013, $312.4 million had been spent on this project, of which $71.8 million was spent in 2013.

Atlantic City Region

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$234.2	$281.1	(16.7)%
Net revenues	266.6	317.0	(15.9)%
(Loss)/income from operations	(3.2)	11.0	**
Operating margin*	(1.2)%	3.5%	(4.7) pts
____________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.

**	Not meaningful.
The Atlantic City region continues to be affected by a weak economic environment, and the very slow recovery from the effects of Hurricane Sandy, which made landfall in the fourth quarter 2012. This, combined with continued competitive pressure in the region, has caused a significant decline in visitation to the region's properties as compared to 2012. As a result, net revenues in the region declined $50.4 million, or 15.9%, in the first quarter of 2013 from the year-earlier period.
However, property operating expenses in 2013 were also lower than in 2012 as a result of significant decreases in costs attributable to our cost savings initiatives and more efficient marketing spending. The first quarter 2012 income from operations also included approximately $10 million for property tax refund benefits that did not recur in 2013.
We expect that the region will continue to be challenged as a result of the slow recovery from the hurricane and competitive pressures. In response, the Company will continue to focus on controlling costs to align the cost structure with lower revenue levels.
Louisiana/Mississippi Region

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$252.9	$270.3	(6.4)%
Net revenues	278.9	303.4	(8.1)%
Income/(loss) from operations	44.3	(121.0)	**
Operating margin*	15.9%	(39.9)%	55.8 pts
__________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.

**	Not meaningful.
Casino revenues declined significantly during the first quarter 2013 as compared to the same quarter in 2012 due to the weakening in consumer sentiment, contributing to declines in visitation to the region's properties. Additionally, in the first quarter 2012, the region benefited from the receipt of business interruption insurance proceeds of $7.0 million related to the mid-2011 floods with no similar amount received in the first quarter 2013. As a result, net revenues in the first quarter 2013 decreased $24.5 million, or 8.1%, from 2012.
Property operating expenses in 2013 were lower than in 2012 as a result of decreases in variable costs associated with lower revenues and cost decreases attributable to our cost savings initiatives. In the first quarter 2012, we recorded $167.5 million of non-cash tangible asset impairment charges and $4.5 million of write-downs, reserves, and project opening costs, net of recoveries related to a halted development project in Biloxi, Mississippi, with no comparable charges in the first quarter 2013. Prior to consideration of these 2012 charges and business interruption insurance proceeds, income from operations in the first quarter 2013 was relatively flat compared with 2012.

Iowa/Missouri Region
The following results for all periods exclude the Harrah's St. Louis casino which was sold in November 2012 and has been classified as a discontinued operation in our Consolidated Condensed Statements of Operations for the quarter ended March 31, 2012 as a result of the sale of this property.

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$103.5	$111.0	(6.8)%
Net revenues	110.5	118.7	(6.9)%
Income from operations	29.4	27.6	6.5%
Operating margin*	26.6%	23.3%	3.3 pts
__________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
We experienced lower visitation to the region's properties in the first quarter of 2013 as compared to the prior year period, likely attributable to weakness in consumer sentiment combined with favorable weather conditions in the prior year quarter. The decline in visitation was primarily concentrated in certain lower value guest segments. As a result, casino revenues declined $7.5 million compared to 2012.
Property operating expenses in 2013 were lower than in 2012 as a result of significant decreases in costs attributable to our cost savings initiatives and more efficient marketing spending. These decreases more than offset the income impact of revenue declines resulting in an increase in income from operations.
Illinois/Indiana Region

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$248.3	$260.7	(4.8)%
Net revenues	260.5	273.1	(4.6)%
Income from operations	22.4	38.2	(41.4)%
Operating margin*	8.6%	14.0%	(5.4) pts
__________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
We experienced lower visitation to the region's properties in the first quarter of 2013 as compared to the prior year period, likely attributable to weakness in consumer sentiment combined with favorable weather in the prior year quarter. The decline in visitation was primarily concentrated in certain lower value guest segments. As a result, casino revenues declined $12.4 million compared to 2012.
Property operating expenses in 2013 were lower than in 2012 as a result of decreases in costs attributable to our cost savings initiatives and more efficient marketing spending. In addition, we recorded a non-cash intangible asset impairment charge related to gaming rights of $20.0 million in the first quarter 2013, with no comparable charge in the first quarter 2012.
Other Nevada Region

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$44.0	$44.1	(0.2)%
Net revenues	62.8	61.3	2.4%
Loss from operations	(0.7)	(1.8)	61.1%
Operating margin*	(1.1)%	(2.9)%	1.8 pts
__________________

*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
Net revenues in the region were slightly higher in the first quarter 2013 compared with 2012. Loss from operations decreased slightly due mainly to increases in property operating expenses, partially offset by the slight increase in net revenues. Also impacting income from operations is a decline in depreciation expense as a result of assets becoming fully depreciated.

Managed, International, and Other
The Managed region includes companies that operate three Indian-owned casinos, as well as Horseshoe Cleveland, Horseshoe Cincinnati (which opened in March 2013) and Caesars Windsor, and the results of Thistledown Racetrack ("Thistledown") through August 2012 when the racetrack was contributed to Rock Ohio Caesars, LLC, a joint venture in which we hold a 20% ownership interest. Subsequent to August 2012, the Managed region includes the results of the subsidiary that manages Thistledown upon video lottery terminal operations commencing in April 2013. The International region includes the results of our international operations. The Other region is primarily comprised of revenues for services provided by CEOC to other Caesars affiliates, corporate expenses, including administrative, marketing and development costs, and income from certain non-consolidated affiliates.
In the fourth quarter 2012, we began discussions with interested parties with respect to a sale of the subsidiaries that hold our land concession in Macau. As a result of this plan of disposal, those assets and liabilities have been classified as held for sale at March 31, 2013 and December 31, 2012 and their operating results have been classified as discontinued operations for all periods presented and are excluded from the table below.
On March 4, 2013, we closed the Alea Leeds casino in England and its operating results have been classified as discontinued operations for all periods presented and are excluded from the table below.

	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Net revenues
Managed	$71.7	$11.0	551.8%
International	124.2	130.4	(4.8)%
Other	29.2	40.0	(27.0)%
Total net revenues	$225.1	$181.4	24.1%
Income/(loss) from operations
Managed	$4.6	$2.0	130.0%
International	21.7	21.8	(0.5)%
Other	(19.2)	(32.5)	40.9%
Total income/(loss) from operations	$7.1	$(8.7)	**
__________________

**	Not meaningful.
Managed
Revenues for our Managed properties increased $60.7 million from the prior year quarter, primarily due to new managed projects including Horseshoe Cleveland, which opened in May 2012, Horseshoe Cincinnati, which opened in March 2013, and the management company for Caesars Windsor, the results of which have been consolidated into our financial statements since June 2012 when we increased our 50% ownership to 100%. A large portion of these revenues represent reimbursable payroll expenses that are presented on a gross revenue basis, resulting in an increase in revenues and an equally offsetting increase in operating expenses.
International
Visitation to the London Clubs properties declined from the first quarter 2012 due to competitive pressures which largely resulted in revenue declines of $9.0 million for these casinos. The revenues at our property in Uruguay rose $2.8 million for the first quarter 2013 compared with 2012. Property operating expenses in 2013 were lower than in 2012 as a result of decreases in variable costs associated with lower revenues from London Clubs and a decrease in costs attributable to our cost savings initiatives. As a result of the above, income from operations decreased $0.1 million, or 0.5%.

Other
Revenues declined $10.8 million, or 27.0% and loss from operations in the other region decreased $13.3 million or 40.9%. We recorded $6.5 million of tangible asset impairment charge recorded in the first quarter 2012 with no comparable charges in the first quarter of 2013. Additionally, property operating expenses declined and corporate expenses were down $12.2 million primarily due to a decrease in stock-based compensation expense. These factors were partially offset by the decline in net revenues.

OTHER FACTORS AFFECTING NET LOSS

Expense/(income)	Quarter Ended March 31,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012
Interest expense, net of interest capitalized	$553.5	$538.5	(2.8)%
Loss on early extinguishments of debt	36.7	—	(100.0)%
Benefit for income taxes	(269.1)	(183.7)	46.5%
Loss/(income) from discontinued operations, net of income taxes	41.0	(7.3)	**
__________________

**	Not meaningful.
Interest Expense, Net of Interest Capitalized
Interest expense, net of interest capitalized, increased by $15.0 million in the first quarter 2013, due primarily to higher interest rates as a result of extending the maturities of our debt combined with higher debt balances compared with the year-ago quarter, partially offset by mark-to-market gains on derivatives in 2013 compared with losses in 2012. Interest expense for first quarter of 2013 included $23.8 million of gains due to changes in fair value for derivatives not designated as hedging instruments compared to $34.7 million of losses in the first quarter of 2012.
Loss on Early Extinguishments of Debt
During the first quarter of 2013, we recognized a loss on early extinguishments of debt of $36.7 million, primarily related to extinguishments of debt under the Credit Facilities. There were no debt extinguishments during the first quarter of 2012.
Benefit for Income Taxes
The effective tax rate benefit for the first quarter of 2013 and 2012 was 61.7% and 35.3%, respectively. The effective rate benefit in the first quarter of 2013 was primarily impacted by a discrete tax benefit from a capital loss resulting from a tax election made for U.S. federal income tax purposes during the quarter but effective at the end of December 2012. In addition, the rate was favorably impacted by retroactive U.S. tax law changes which were enacted in January 2013.
Loss/(income) from Discontinued Operations, Net of Income Taxes
Loss from discontinued operations, net of income taxes in the first quarter 2013 was $41.0 million and includes a $21.0 million tangible asset impairment charge related to the land concession in Macau, and charges totaling $21.5 million for exit activities and the write-down of tangible and intangible assets related to the March 4, 2013 closure of the Alea Leeds casino. Income from discontinued operations, net of income taxes in the first quarter 2012 was $7.3 million and includes $11.6 million of income from operations related to the Harrah's St. Louis casino which was sold on November 2, 2012.

LIQUIDITY AND CAPITAL RESOURCES
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels. In accordance with our shared services agreement with Caesars Entertainment, we estimate that cost-savings programs produced $47.5 million in incremental cost savings for the first quarter of 2013 for CEOC compared with the same period in 2012. Additionally, as of March 31, 2013, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $110.9 million, based on the full implementation of current projects that are in process. As we realize savings or identify new cost-reduction activities, this amount will change.

Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities and established debt programs, while cash used for development projects, including projects currently under development as well as additional projects being pursued, is typically funded from established debt programs, specific project financing, and additional debt offerings. As a result of the sale of the Harrah's St. Louis casino, we have been using and will continue to use the net proceeds from the sale to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the senior secured credit facilities (the “Credit Facilities”).
Our planned development projects, if they proceed, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.
Our capital spending for the quarter ended March 31, 2013 totaled $134.3 million, net of an increase of $3.2 million of related payables. Estimated total capital expenditures for 2013 for CEOC, including 2013 expenditures associated with Project Linq, the Bill's renovation, and other developments for which we expect to obtain financing, are expected to be between $935 million and $980 million which includes approximately $300 million of 2013 project financing associated with Project Linq, the Bill's renovation, and other developments for which we expect to obtain financing. In Maryland, we have begun to pursue the project financing for Horseshoe Baltimore.
Liquidity and Capital Resources
Our cash and cash equivalents, excluding restricted cash, totaled $1,847.7 million at March 31, 2013 compared with $1,547.5 million at December 31, 2012. Restricted cash totaled $271.1 million at March 31, 2013, consisting of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements. Our operating cash inflows are typically used for operating expenses, debt service costs and working capital needs.
Our cash flows from operating, investing, and financing activities for the three months ended March 31, 2013 and 2012 associated with the Harrah's St. Louis casino, the Alea Leeds casino, and the subsidiaries that hold our land concession in Macau, which are defined as discontinued operations, are included in our Consolidated Condensed Statements of Cash Flows as cash flows from discontinued operations. We sold the Harrah's St. Louis casino on November 2, 2012, and the net proceeds generated from the sale are being used and will continue to be used to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the Credit Facilities.
We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of March 31, 2013, we had $17,994.8 million book value of indebtedness outstanding, including capital lease indebtedness. Cash paid for interest for the quarter ended March 31, 2013 was $334.9 million. Payments of short-term debt obligations and payments of other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through refinancing of debt, or, if necessary, additional debt or equity offerings.
In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At March 31, 2013, our additional borrowing capacity under the credit facility was $53.7 million. In April 2013, upon receipt of required regulatory approvals, we obtained an additional $75.0 million of extended revolving facility commitments with a maturity of January 28, 2017. In recent years, we have not been generating sufficient operating cash flows to fund our investing activities, requiring us to fund our investments with additional financing. Our ability to fund our operations and pay our debt and debt service obligations depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities.

From time to time, depending upon market, pricing, and other conditions, as well as on our cash balances and liquidity, we may seek to acquire notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Please refer to the Bond Offerings and Credit Facilities sections below, as well as the Capital Resources section that follows herein for details on our debt outstanding. This detail includes, among other things, a table presenting details on our individual borrowings outstanding as of March 31, 2013 and December 31, 2012, changes in our debt outstanding and certain changes in the terms of existing debt for the quarter ended March 31, 2013. The Capital Resources section that follows herein also discusses the use of derivatives to manage the mix of our debt between fixed and variable rate instruments. The Debt Covenant Compliance section below details restrictive covenants related to certain of our borrowings.
Caesars Growth Partners
Caesars Entertainment recently announced a transaction with respect to Caesars Growth Partners which will, assuming consummation of the transaction, result in a cash infusion into the Company as further described in Note 19, "Subsequent Events," of the Caesars Entertainment Quarterly Report on Form 10-Q for the period ended March 31, 2013.
Bond Offerings
In December 2012, we completed the offering of $750.0 million aggregate principal amount of 9.0% senior secured notes due 2020. On February 20, 2013, when the proceeds were released from escrow, we used $350.0 million of the proceeds to repay a portion of the existing term loans under the Credit Facilities at par.
In February 2013, we completed the offering of $1,500.0 million aggregate principal amount of 9.0% senior secured notes due 2020. On March 27, 2013, when the proceeds were released from escrow, we used $1,433.3 million of the proceeds to repay a portion of the existing term loans under the Credit Facilities at par.
As a result of these repayments, we recognized a loss on early extinguishment of debt of $29.4 million.
Credit Facilities
In connection with the Acquisition, we entered into the Credit Facilities. This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct subsidiaries.
In January and February 2013, we converted $133.9 million aggregate principal amount of original maturity revolver commitments held by consenting lenders to Term B-6 Loans and terminated $133.9 million principal amount of revolving commitments of extending lenders.
In connection with the February 2013 notes offering described in the Bond Offerings section above, we received the requisite lenders’ consent and entered into a bank amendment to our Credit Facilities to, among other things: (i) use the net cash proceeds of the February 2013 notes offering to repay a portion of our existing term loans as described in the Bond Offerings section above; (ii) obtain up to $75.0 million of extended revolving facility commitments with a maturity of January 28, 2017, which received all required regulatory approvals in April 2013, (iii) increase the accordion capacity under the Credit Facilities by an additional $650.0 million (which may be used to, among other things, establish extended revolving facility commitments under the Credit Facilities); (iv) modify the calculation of the senior secured leverage ratio for purposes of the maintenance test under the Credit Facilities to exclude the notes issued in February 2013; and (v) modify certain other provisions of the Credit Facilities.
As of March 31, 2013, our Credit Facilities provide for senior secured financing of up to $4,560.9 million, consisting of (i) senior secured term loans in an aggregate principal amount of $4,420.4 million, comprised of $29.1 million maturing on January 28, 2015, $967.5 million maturing on October 31, 2016, and $3,423.8 million maturing on January 28, 2018, and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $140.5 million, with $109.4 million maturing January 28, 2014 and $31.1 million maturing on January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $2.5 million, with the balance due at maturity. As of March 31, 2013, $86.8 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of the letter of credit commitments, $53.7 million of additional borrowing capacity was available to us under our revolving credit facility as of March 31, 2013.

Debt Covenant Compliance
Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions, or cause an event of default. Specifically, the Credit Facilities require us to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months ("LTM") Adjusted EBITDA - Pro Forma - CEOC Restricted. After giving effect to the February 2013 bank amendment to the Credit Facilities discussed above, this ratio excludes $3,700.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. For purposes of calculating the senior secured leverage ratio, the amount of senior first priority secured debt is reduced by the amount of unrestricted cash on hand. As of March 31, 2013, our senior secured leverage ratio was 3.82 to 1.0.
In addition, certain covenants contained in our senior secured credit facilities and indentures covering our first priority senior secured notes and second priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA-Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0, and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of March 31, 2013, our total first priority secured leverage ratio and consolidated leverage ratio were 6.69 to 1.0 and 12.95 to 1.0, respectively. For the twelve months ended March 31, 2013, our LTM Adjusted EBITDA-Pro Forma - CEOC Restricted was insufficient to cover fixed charges by $504.6 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio, and consolidated leverage ratio described in this paragraph are not maintenance covenants.
We are in compliance with our Credit Facilities and indentures, including the senior secured leverage ratio, as of March 31, 2013. In order to comply with the quarterly senior secured leverage ratio in the future, we will need to achieve a certain amount of LTM Adjusted EBITDA - Pro-Forma - CEOC Restricted and/or reduced levels of total senior secured net debt (total senior secured debt less unrestricted cash). The factors that could impact the foregoing include (a) changes in gaming trips, spend per trip and hotel metrics, which we believe are correlated to a consumer recovery, (b) ability to effect cost savings initiatives, (c) asset sales, (d) issuing additional second lien or unsecured debt, or project financing, (e) equity financings, (f) delays in development project spending, or (g) a combination thereof. In addition, under certain circumstances, our Credit Facilities allow us to apply cash contributions we receive as an increase to LTM Adjusted EBITDA - Pro Forma - CEOC Restricted if we are unable to meet our senior secured leverage ratio. However, there is no guarantee that such contributions will be forthcoming.
Based upon our current operating forecast, we believe that we will continue to be in compliance with the senior secured leverage ratio and meet our cash flow needs during the foreseeable future, including the next twelve months. If we are unable to maintain compliance with the senior secured leverage ratio and if we fail to remedy a default pursuant to the terms of our Credit Facilities, there would be an “event of default” under the senior secured credit agreement. We cannot assure you that our business will generate sufficient cash flows from operations, that we will be successful in sales of assets, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness when due. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may be required to further reduce expenses, sell additional assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Long-Term Debt
The following table presents our outstanding debt as of March 31, 2013 and December 31, 2012:

Detail of Debt (dollars in millions)	Final Maturity		Rate(s) at March 31, 2013	Face Value at March 31, 2013	Book Value at March 31, 2013	Book Value at Dec. 31, 2012
Credit Facilities (a)
Term Loans B1-B3	2015		3.20% - 3.28%	$29.1	$29.1	$1,025.8
Term Loan B4	2016		9.50%	967.5	952.9	954.5
Term Loan B5	2018		4.45%	991.9	988.8	1,218.8
Term Loan B6	2018		5.45%	2,431.9	2,394.9	2,812.6
Revolving Credit Facility	2014		—	—	—	—
Revolving Credit Facility	2017		—	—	—	—
Secured Debt
Senior Secured Notes (a)	2017		11.25%	2,095.0	2,061.6	2,060.2
Senior Secured Notes (a)	2020		8.50%	1,250.0	1,250.0	1,250.0
Senior Secured Notes (a)	2020		9.00%	3,000.0	2,950.7	1,486.9
Second-Priority Senior Secured Notes (a)	2018		12.75%	750.0	743.2	742.9
Second-Priority Senior Secured Notes (a)	2018		10.00%	4,553.1	2,298.6	2,260.2
Second-Priority Senior Secured Notes (a)	2015		10.00%	214.8	176.4	173.7
Chester Downs Senior Secured Notes	2020		9.25%	330.0	330.0	330.0
PHW Las Vegas Senior Secured Loan	2015	(c)	3.06%	514.6	455.3	438.2
Linq/Octavius Senior Secured Loan	2017		9.25%	450.0	446.7	446.5
Bill's Gamblin' Hall & Saloon Credit Facility	2019		11.00%	185.0	181.4	181.4
Subsidiary-guaranteed Debt (b)
Senior Notes	2016		10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018		10.75%-11.5%	13.9	13.9	13.2
Unsecured Senior Debt (a)
5.375%	2013		5.375%	125.2	118.8	116.6
7.0%	2013		7.00%	0.6	0.6	0.6
5.625%	2015		5.625%	791.8	677.4	666.2
6.5%	2016		6.50%	573.2	469.4	463.0
5.75%	2017		5.75%	538.8	401.4	395.9
Floating Rate Contingent Convertible Senior Notes	2024		0.57%	0.2	0.2	0.2
Other Unsecured Borrowings
Special Improvement District Bonds	2037		5.30%	64.3	64.3	64.3
Note payable to Caesars Entertainment	2014		3.20%	485.4	485.4	516.4
Capitalized Lease Obligations	to 2017		3.57% - 11.0%	25.2	25.2	27.3
Total debt				$20,860.1	$17,994.8	$18,124.0
Current portion of long-term debt				(149.5)	(139.5)	(876.3)
Long-term debt				$20,710.6	$17,855.3	$17,247.7
___________________

(a)	Guaranteed by Caesars Entertainment.

(b)	Guaranteed by Caesars Entertainment and certain wholly-owned subsidiaries of CEOC

(c)	Based on our ability and intent, assumes the exercise of extension options to move the maturity from 2013 to 2015, subject to certain conditions.
As of March 31, 2013 and December 31, 2012, book values are presented net of unamortized discounts of $2,865.3 million and $2,921.3 million, respectively.

Current Portion of Long-Term Debt
Our current maturities of long-term debt include required interim principal payments on certain term loans under the Credit Facilities, the special improvement district bonds and capitalized lease obligations. The current portion of long-term debt also includes $125.2 million and $0.6 million of 5.375% unsecured senior debt and 7.0% unsecured senior debt, respectively. Our current maturities exclude the PHW Las Vegas senior secured loan due in December 2013 based upon the assumed exercise of our option to extend the maturity to 2015.
The current portion of long-term debt at December 31, 2012 includes $750.0 million of 9.0% notes issued in December 2012 pending satisfaction of certain escrow conditions. On February 20, 2013, the escrow conditions were satisfied and the debt obligation was re-classified to long-term.
Revolving Credit Facility with Caesars
Caesars Entertainment Corporation has a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $1.0 billion outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on November 14, 2017, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable quarterly in arrears or, at CEOC's election such interest may be added to the loan balance owed to Caesars Entertainment. There was $485.4 million outstanding under the agreement at March 31, 2013.
Derivative Instruments
Derivative Instruments – Interest Rate Swap Agreements
We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of March 31, 2013 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows.
The major terms of the interest rate swap agreements as of March 31, 2013 are as follows:

Effective Date	Notional Amount (In millions)	Fixed Rate Paid	Variable Rate Received as of March 31, 2013	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.204%	April 25, 2013	January 25, 2015
April 25, 2011	250.0	1.347%	0.204%	April 25, 2013	January 25, 2015
April 25, 2011	250.0	1.350%	0.204%	April 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.204%	April 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.204%	April 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.204%	April 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.204%	April 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.204%	April 25, 2013	January 25, 2015
The variable rate on our interest rate swap agreements did not materially change as a result of the April 25, 2013 reset.
Derivative Instruments – Other
During the second quarter of 2012, we entered into a written put option (the “Option”) for certain preferred equity interests. The potential future aggregate cash payments of $17.5 million as of March 31, 2013 related to the Option may occur from time to time. Based on the structure of this security as a written put option, the obligation for these potential cash payments is not reflected in our Consolidated Condensed Balance Sheets. Additionally, the Option is recorded in our Consolidated Condensed Balance Sheets at its fair value, which was de minimis as of March 31, 2013.

Derivative Instruments – Impact on Consolidated Condensed Financial Statements
The following table represents the fair values of derivative instruments in our Consolidated Condensed Balance Sheets as of March 31, 2013 and December 31, 2012:

	Asset Derivatives				Liability Derivatives
	March 31, 2013		December 31, 2012		March 31, 2013		December 31, 2012
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps		$—		$—	Deferred credits and other	$(282.6)	Deferred credits and other	$(306.4)
Interest rate cap	Deferred charges and other	—		—
Total derivatives		$—		$—		$(282.6)		$(306.4)

The following table represents the effect of derivative instruments in our Consolidated Condensed Statements of Operations for the quarters ended March 31, 2013 and 2012:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012		Quarter Ended March 31, 2013	Quarter Ended March 31, 2012		Quarter Ended March 31, 2013	Quarter Ended March 31, 2012
Interest rate contracts	$—	$—	Interest expense	$—	$—	Interest expense	$—	$—

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Loss	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012
Interest rate contracts	Interest expense	$(23.8)	$34.7
The difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid monthly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarter ended March 31, 2013 and 2012 by $42.2 million and $41.8 million, respectively.
At March 31, 2013, our variable-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 1% of our total debt, while our fixed-rate debt is 99% of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS
Material changes to our aggregate indebtedness are described in the "Liquidity and Capital Resources" section of this Exhibit 99.1. At March 31, 2013, our estimated interest payments for the rest of the year ended December 31, 2013 are $1,445.1 million, for the years ended December 31, 2014 through 2017 are $1,916.5 million, $1,719.7 million, $1,575.5 million and $1,304.8 million, respectively, and our estimated interest payments thereafter are $1,421.2 million.
As of March 31, 2013, there have been no material changes outside of the ordinary course of business to our other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2012, as amended.